Exhibit 1

Press Release	Source: IncrediMail Inc.

IncrediMail 2007 Annual Meeting

Friday November 23, 8:59 am ET

TEL AVIV, Israel – (BUSINESS WIRE) – IncrediMail Ltd. (NASDAQ:MAIL – News) (www.incredimail-corp.com), a rapidly growing Internet content and media company, today announced that it has scheduled its 2007 Annual General Meeting for December 27, 2007.

Notice of the meeting and a proxy statement including the matters submitted to shareholders’ vote, have been sent to the company’s shareholders.

The company’s Annual Report on Form 20-F for the year ended December 31, 2006 (including its financial statements for such year), which was filed with the US Securities and Exchange Commission in March 2007, is available through the company’s website (http://www.incredimail-corp.com). Upon the request of a shareholder of the company, the company shall provide to such shareholder a hard copy of the 2006 annual report, free of charge.

About IncrediMail Ltd.

IncrediMail is in the business of engaging on-line users. Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than 80 million times. Having secured more than 10 million active users, IncrediMail is now branching out into Instant Messaging, Web 2.0 and social networking applications, using its unique content and approach to enhance the user experience. The evolution of IncrediMail’s revenues from product sales and subscriptions to advertising, sponsored links and search has accelerated its growth. For more information, see www.incredimail-corp.com.

Forward-Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
IncrediMail Inc.
Mr. Jeff Holzmann, Executive Vice President
jeff@incredimail.com
or
INVESTOR RELATIONS
The Investor Relations Group
Mr. Daniel Berg, 212-825-3210
dberg@investorrelationsgroup.com

Source: IncrediMail Inc.